UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-31819

Gold Reserve Inc.
(Translation of registrant’s name into English)

999 W. Riverside Avenue, Suite 401
Spokane, Washington 99201
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 27, 2023, Gold Reserve Inc. (the “Company”) filed its Interim Consolidated Financial Statements, Management’s Discussion and Analysis and related management certifications with Canadian securities regulatory authorities. Copies of these documents are furnished as Exhibits to this Report on Form 6-K.

This Report on Form 6-K and the exhibits attached hereto are hereby incorporated by reference into the Company’s effective registration statements (including any prospectuses forming a part of such registration statements) on file with the U.S. Securities and Exchange Commission (the “SEC”) and are to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

The information presented or incorporated by reference in this report, other than statements of historical fact, are, or could be, “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) or “forward-looking information” (within the meaning of applicable Canadian provincial and territorial securities laws) (collectively referred to herein as “forward-looking statements”) that state the Company’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future.

Forward-looking statements are necessarily based upon a number of estimates, expectations, and assumptions that, while considered reasonable by the Company and its management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance or achievements to be materially different from those expressed or implied therein, many of which are outside its control. Forward-looking statements speak only as of the date made, and any such forward-looking statements are not intended to provide any assurances as to future results. The Company believes its estimates, expectations and assumptions are reasonable, but there can be no assurance those reflected herein will be achieved. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

Forward-looking statements involve risks and uncertainties, as well as assumptions, including those set out herein, that may never materialize, prove incorrect or materialize other than as currently contemplated which could cause our results to differ materially from those expressed or implied by such forward-looking statements. The words “believe,” “anticipate,” “expect,” “intend,” “estimate,” “plan,” “may,” “could” and other similar expressions that are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements, although not all forward-looking statements contain these words. Any such forward-looking statements are not intended to provide any assurances as to future results.

Numerous factors could cause actual results to differ materially from those described in the forward-looking statements, any of which could adversely affect the Company, including, without limitation: (i) risks associated with recovering funds (including related costs associated therewith) under the Company’s settlement agreement with the government of the Bolivarian Republic of Venezuela (“Venezuela”) or its various proceedings against the government of Venezuela, including (a) the potential ability of the Company to obtain funds as a result of the conditional writ of attachment fieri facias granted by the U.S. District Court for the District of Delaware (the “Delaware Court”) on March 31, 2023 with respect to shares of PDV Holdings, Inc. (“PDVH”), whereby the Company may potentially enforce its September 2014 arbitral award and corresponding November 2015 U.S. judgment by obtaining proceeds from the potential sale of PDVH shares, and the potential ability of the Company to obtain the funds that the Lisbon District Court attached in Portugal on the Company’s request, (b) whether PDVH’s parent company, Petroleos de Venezuela, S.A., or another party, is permitted by the U.S. Supreme Court to appeal the judgement of the U.S. Court of Appeals for the Third Circuit upholding the Delaware Court’s decision to grant the conditional writs of attachment for the Company and other creditors, and the outcome of any such appeal, and (c) the Company’s ability to repatriate any funds obtained in the Lisbon proceedings, or any funds owed to the Company under the settlement arrangements that may become available; (ii) risks associated with sanctions imposed by the U.S. and Canadian governments, including without limitation those targeting Venezuela; (iii) risks associated with whether the Company is able to obtain (or get results from) relief from such sanctions, including whether and to what extent the U.S. Office of Foreign Asset Control (“OFAC”) grants licenses with respect to any court-ordered sale of PDVH shares, including timing and terms of such licenses; (iv) Venezuela’s failure to honor its commitments under the Company’s settlement agreement with it, with respect to its obligations to the Company in connection with our joint venture entity Empresa Mixta Ecosocialista Siembra Minera, S.A. (“Siembra Minera”); (v) risks associated with the timing and ability to contest, reverse or otherwise alter the resolution of the Venezuela Ministry of Mines to revoke the mining rights held by Siembra Minera

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for alleged non-compliance with certain Venezuelan mining regulations (the “Resolution”), with various Venezuelan authorities; (vi) risks associated with Venezuela’s ongoing failure to honor its commitments associated with the formation, financing and operation of Siembra Minera and the inability of the Company and Venezuela to overcome certain obstacles associated with the Siembra Minera project; (vii) risks associated with the breach by Venezuela of one or more of the terms of the underlying agreements governing the formation of Siembra Minera and the future development of the Siembra Minera project by Venezuela; (viii) risks associated with changes in law in Venezuela, including the recent enactment of the Law for Protection of the Assets, Rights, and Interests of the Bolivarian Republic of Venezuela and its Entities Abroad, which negatively impacts the ability of the Company to carry on activities in Venezuela, including safety and security of personnel, the repatriation of funds and other factors identified herein; (ix) risks associated with activist campaigns, including potential costs and distraction of management and the directors’ time and attention related thereto that would otherwise be spent on other matters including contesting the Resolution; and (x) risks associated with potential tax, accounting or financial impacts, including any potential income tax liabilities in addition to those currently recorded, that may result from the current (or any future) audits of our tax filings by U.S. and Canadian tax authorities. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in our affairs since the date of this report that would warrant any modification of any forward-looking statement made in this document, other documents periodically filed with the SEC, the Ontario Securities Commission or other securities regulators or presented on the Company's website. Forward-looking statements speak only as of the date made. Investors are urged to read the Company's filings with U.S. and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively.

These risks and uncertainties, and additional risk factors that could cause results to differ materially from forward-looking statements, are more fully described in the Company’s latest Annual Report on Form 20-F, including, but limited to, the section entitled “Risk Factors” therein, and in the Company’s other filings with the SEC and Canadian securities regulatory agencies, which can be viewed online at www.sec.gov and www.sedarplus.ca, respectively. Consider these factors carefully in evaluating the forward-looking statements. All subsequent written and oral forward-looking statements attributable to the Company, the Company’s management, or other persons acting on the Company’s behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether, as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules and regulations promulgated by the SEC and applicable Canadian provincial and territorial securities laws. Any forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

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EXHIBIT INDEX

Exhibit No.	Description
99.1 99.2 99.3 99.4

September 30, 2023 Interim Consolidated Financial Statements*

September 30, 2023 Management’s Discussion and Analysis*

Chief Executive Officer’s Certification of Interim Filings*

Chief Financial Officer’s Certification of Interim Filings*

* Furnished herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2023

GOLD RESERVE INC. (Registrant)

By: /s/ David P. Onzay

David P. Onzay, its Chief Financial Officer

and its Principal Financial and Accounting Officer